Exhibit 4.4
DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of PACS Group, Inc. (the “Company,” “we,” “us,” and “our”) and certain provisions of our Amended and Restated Certificate of Incorporation (the “Amended and Restated Charter”) and our Amended and Restated Bylaws (the “Amended and Restated Bylaws”) is a summary and is qualified by reference to the Amended and Restated Charter and the Amended and Restated Bylaws currently in effect.
General
Our authorized capital stock consists of:
•1,250,000,000 shares of common stock, par value $0.001 per share, and
•50,000,000 shares of preferred stock, par value $0.001 per share.
Common Stock
Dividend Rights
Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding stock. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. The holders of our common stock vote together as a single class, unless otherwise required by law. The holders of our common stock do not have cumulative voting rights in the election of directors.
Our Amended and Restated Bylaws provides for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. If the number of directors is changed, any increase or decrease shall be apportioned among the classes by the board of directors so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no case will a decrease in the number of directors shorten the term of any incumbent director.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable
All shares of our common stock that are outstanding are fully paid and non-assessable.
Preferred Stock
Our Amended and Restated Charter authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors is able to determine, without stockholder approval and with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption or repurchase rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our affairs;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices, or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series;
•whether the shares of the series will have board representation rights; and
•the voting rights, if any, of the holders of the series.
We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock, or adding directors appointed by the holders of such preferred stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock and on the rights of holders of common stock to influence corporate matters.
Registration Rights
In connection with our initial public offering (“IPO”), we, Jason Murray and Mark Hancock entered into the Registration Rights Agreement, dated April 10, 2024 (the “Registration Rights Agreement”) pursuant to which Messrs. Murray and Hancock have registration rights. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Under the Registration Rights Agreement, we are generally required to pay all expenses (other than underwriting discounts and commissions and certain other expenses) related to any registration, whether or not such registration becomes effective. The Registration Rights

Agreement also contains customary indemnification and procedural terms. The registration rights described above terminates on the seventh anniversary of the closing of our IPO.
Demand Registration Rights
Pursuant to the Registration Rights Agreement Messrs. Murray and Hancock have certain demand registration rights. Messrs. Murray and Hancock may request registration of their shares if the anticipated aggregate offering price to the public exceeds $10,000,000. The Company is obligated to effect up to two such demand registrations. In addition, they may request registrations on Form S-3 for offerings of at least $1,000,000 in aggregate. The foregoing demand registration rights are subject to a number of exceptions and limitations.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, Messrs. Murray and Hancock are entitled to certain “piggyback” registration rights, entitling them to notice of the registration and allowing them to include their registrable securities in such registration. These rights will apply whenever we propose to file a registration statement under the Securities Act other than with respect to (1) a registration related to the sale of securities to employees pursuant to a stock option, stock purchase or similar plan or (2) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act.
Designation Rights
Our Amended and Restated Charter grants Messrs. Murray and Hancock board designation rights. Mr. Murray has the right, but not the obligation, to designate (i) up to two individuals for inclusion in our slate of director nominees if he beneficially owns at least 20% of the aggregate number of shares of common stock outstanding immediately following the closing of our IPO on April 15, 2024 (as adjusted for any stock split, stock combination, reclassification, recapitalization, or like event)or (ii) one individual for inclusion in our slate of director nominees if he beneficially owns less than 20% but at least 10% of such baseline amount. Mr. Hancock has the right, but not the obligation, to designate (i) up to two individuals for inclusion in our slate of director nominees if he beneficially owns at least 20% of the aggregate number of shares of common stock outstanding immediately following the closing of our IPO on April 15, 2024 (as adjusted for any stock split, stock combination, reclassification, recapitalization, or like event) or (ii) one individual for inclusion in our slate of director nominees if he beneficially owns less than 20% but at least 10% of such baseline amount.
Each of Messrs. Murray and Hancock also have the right to fill any vacancies created by reason of death, resignation, disqualification or removal of their respective designees. These rights are also affirmed in the Stockholders Agreement that we entered into with Messrs. Murray and Hancock, and these rights will terminate upon the termination of the Stockholders Agreement. The Stockholders Agreement will automatically terminate upon the earlier of (i) a Change in Control (as defined in the Stockholders Agreement) or (ii) the written agreement of each of Messrs. Murray and Hancock. Following termination of the Stockholders Agreement, the board designation rights granted to Messrs. Murray and Hancock pursuant to our Amended and Restated Charter will no longer be exercisable. If the number of individuals that Messrs. Murray and Hancock have the right to designate is decreased because of a decrease in their respective ownership or upon termination of the Stockholders Agreement, then the corresponding designee (if such designee is serving on our board of directors) may remain on our board of directors through the end of his or her then current term; provided, that a director may resign at any time regardless of the period of time left in his or her then current term.
Anti-Takeover Effects of Provisions of the General Corporation Law of the State of Delaware and our Amended and Restated Charter and Amended and Restated Bylaws
Certain provisions of the General Corporation Law of the State of Delaware (DGCL) and our Amended and Restated Charter and our Amended and Restated Bylaws contain provisions that could make the following transactions more difficult: e.g., acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.
Authorized but Unissued Shares of Common Stock
The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise and may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.
Undesignated Preferred Stock
The ability of our board of directors, without further action by our stockholders, to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.
Special Stockholder Meetings
Our Amended and Restated Charter provides that a special meeting of stockholders may be called at any time by our board of directors, the chairperson of our board of directors, our Chief Executive Officer or our Executive Vice Chairman, but such special meetings may not be called by the stockholders or any other person or persons.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Amended and Restated Bylaws establishes advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Stockholder Action by Written Consent
Our Amended and Restated Charter provides that, at any time when Messrs. Murray and Hancock beneficially own, in the aggregate, at least a majority of the voting power of our outstanding shares of voting stock, our stockholders may take action by written consent without a meeting, and at any time when Messrs. Murray and Hancock beneficially own, in the aggregate, less than the majority of the voting power of our outstanding shares of voting stock, our stockholders may not take action by written consent and may only take action at a meeting of stockholders.
Classified Board; Election and Removal of Directors; Filling Vacancies
Our board of directors is divided into three classes, divided as nearly as equal in number as possible. The directors in each class serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our Amended and Restated Charter provides for the removal of any of our directors at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of our voting stock entitled to vote at an election of directors; provided, however, that at any time when Messrs. Murray and Hancock beneficially own, in the aggregate, less than the majority of the voting power of our outstanding shares of voting stock, directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares of our voting stock entitled to vote at an election of directors. Additionally, for so long as Mr. Hancock or Mr. Murray, as applicable, retains the right to designate their respective designees, such designees may only be removed without cause with the prior written consent of Mr. Hancock or Mr. Murray, respectively. Furthermore, subject to the rights of the holders of any series of preferred stock to elect directors and rights granted to Messrs. Murray and Hancock pursuant to the Amended and Restated Charter and the Stockholders Agreement, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors. This system of electing and removing directors and filling vacancies may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.
Choice of Forum
Our Amended and Restated Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL, our Amended and Restated Charter or our Amended and Restated Bylaws (as either may be amended from time to time); or any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware.
Our Amended and Restated Charter also provides that the federal district courts of the United States of America is the exclusive forum for the resolution of any complaint asserting a cause or causes of action under the Securities Act, including all causes of action asserted against any defendant to such complaint. The choice of forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware, or a foreign action, in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of

Delaware in connection with any action brought in any such court to enforce the applicable provisions of our Amended and Restated Charter and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Amended and Restated Charter contains the choice of forum provision described above. Our decision to adopt a such a provision follows a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under the DGCL; however, there is uncertainty as to whether a federal court or state court would enforce such a provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.
Accordingly, although our Amended and Restated Charter contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims and may result in increased costs for stockholders to bring a claim, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
Amendment of Charter and Bylaw Provisions
The amendment of any of the above provisions in our Amended and Restated Charter requires approval by a stockholder vote by the holders of at least a 66 2/3% of the voting power of the then outstanding voting stock. Similarly, any amendment to our Amended and Restated Bylaws by stockholders requires the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding voting stock. The board of directors is expressly authorized to adopt, amend, or repeal our Bylaws without stockholder approval.
The provisions of the DGCL, our Amended and Restated Charter, and our Amended and Restated Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, subject to certain exceptions. Our Amended and Restated Charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.
Our Amended and Restated Bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities.
The limitation of liability, indemnification, and advancement provisions in our Amended and Restated Charter and Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Stock Exchange Listing
Our common stock is listed on the New York Stock Exchange under the symbol “PACS.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.